Exhibit 1
To whom it may concern
September 25, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Changes in Responsibilities of Directors and Executive Officers
     NIS Group Co., Ltd. (the “Company”) hereby announces that on September 25, 2007, its Board of Directors adopted a resolution regarding the following changes with respect to its directors and executive officers.
1. Reasons for the Changes
     NIS Group is progressing in the establishment of its business model centered on an expanding business in China, real estate business with stable revenues and servicing business with high profitability, which is unique among Japan’s non-bank financial companies. However, the difficult business environment for the moneylending industry in Japan is becoming harsher than expected, including as a result of increased claims for repayment of excess interest.
     Under these circumstances, the Company has determined that faster management decision making is essential in order to selectively focus on highly-profitable businesses and review underperforming operations. Therefore, in order to improve and further expand its business, the Company has reviewed its Co-CEO structure and will appoint Mr. Kunihiko Sakioka, the Company’s current Chairman, as the sole CEO. Mr. Sakioka represents our major shareholders and his experience includes many years in the moneylending business.
     Accordingly, effective from October 1, 2007, Mr. Sakioka, as CEO, will hold joint posts as the President and the Head of Investment Banking, Sales & Marketing. Our current President, Mr. Shinsuke Amiya, will become Vice-Chairman of the Board (without the position of Representative Director) and will shift his focus to investment banking business, one of our areas of focus for the future.
     Details of measures for operational improvements will be reported separately as soon as decisions are reached.
2. Changes in Directors and Executive Officers (effective October 1, 2007)

New Title	Name	Current Title

Chairman, Representative Director of the Board, President and CEO (Head of Investment Banking, Sales & Marketing)	Kunihiko Sakioka	Chairman, Representative Director of the Board and Co-CEO
Vice-Chairman of the Board & Executive Officer	Shinsuke Amiya	President, Representative Director of the Board & Co-CEO
Senior Executive Director of the Board & Executive Officer	Toshioki Otani	Senior Executive Director of the Board & Executive Officer (Head of Investment Banking, Sales & Marketing, and Investment Banking Group Manager)